Exhibit 99.9

American Rebel Light Recaps Recent Beer Launch Success

Nashville, TN — July 18, 2024 – American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), a designer, manufacturer, and marketer of American Rebel Beer (www.americanrebelbeer.com) and branded safes, personal security and self-defense products and apparel, is pleased to recap the successful launch of American Rebel Light Lager (“Rebel Light”) over the last few weeks. Standard Beverage Corporation (www.standardbeverage.com), a leading beverage distributor in Kansas for 75 years, the “largest single alcohol distributor” in the state and Rebel Light’s distributor in Kansas has already placed American Rebel Light Lager into over 125 retail locations, including grocery stores Price Chopper and Hen House, a few 7-11s and many independent convenience and liquor stores.

“With all the excitement around the American Rebel brand, our product positioning and our timing in the market, we knew the opportunity was there for us to get our fair share of this $110+ billion beer market,” said American Rebel CEO Andy Ross. “Now with these recent successes, we are exceeding our already high expectations.”

Rebel Light, a premium domestic light lager, not a craft beer, was featured at the Country Stampede Music Festival (www.countrystampede.com) in Bonner Springs, Kansas June 27 – 29. American Rebel Beer was a sponsor of the “Party Pit” and the music festival attendees saw ads for American Rebel Light Beer on the giant jumbotrons on either side of the stage during the breaks. Rebel Light was well-stocked backstage and in the VIP Lounge and LOCASH brought Rebel Light out on stage with them and went on to post about Rebel Light on their social media accounts.

Bonbright Distributors (www.bonbright.com), a Miller/Coors house, has already launched American Rebel Light Lager at Tony Stewart’s Eldora Speedway (www.eldoraspeedway.com) and the surrounding area and will expand throughout their entire 9-county territory in west central Ohio in September. The Rebel Light launch at Eldora Speedway was a massive success, topped off by a great post-race concert by American Rebel CEO Andy Ross that was such a hit that the track has asked Andy and band back to perform later this summer. The track supported the Rebel Light launch with a billboard ad and live messages on the scoreboard promoting America’s Patriotic Beer. The “World’s Greatest Dirt Track” and American Rebel Light Beer are a perfect match and race attendees will enjoy Rebel Light all season long.

A major force in the state of Tennessee, Best Brands (www.bestbrandsinc.com) will launch American Rebel Light Lager in Tennessee in mid-August and has already secured commitments from some of the largest bars in the Nashville Entertainment district. Nashville’s Broadway district is reported to sell more alcohol per square mile than anywhere else in the world; and it is an amazing accomplishment to get commitments to sell a brand new beer in this high volume area.

Dichello Distributors (www.dichello.com), an Anheuser-Busch house, will launch American Rebel Light Lager in 4 counties in Connecticut in September. They are excited to replace some of their lost business with our beer and they are also opening doors for us with other distributors throughout the AB network in other states.

The American Rebel Beer Team will announce several new distributor agreements over the next two weeks as several new agreements are being finalized. Another future placement for Rebel Light will be in the state of Texas as we seek to capitalize on a commitment from the Texas Motorplex (www.texasmotorplex.com). Texas Motorplex, a living testament to the pulse-pounding appeal of drag racing, has committed to selling American Rebel Light Lager at the track for its entire season-long schedule, nearly 80 track days over 30 events. American Rebel CEO will headline the music entertainment lineup for the Stampede for Speed, the highlight event of the year over 10 days for the NHRA Texas Fall Nationals.

American Rebel Beer is a season-long sponsor of the Matt Hagan NHRA funny car (www.matthaganracing.com) and American Rebel will be the featured sponsor on Matt’s car for the Lucas Oil NHRA Nationals at the Brainerd International Raceway August 15 – 18. “Being the featured sponsor for the Brainerd race will allow us to bring in key distributors and share with them our plans for 2025,” said Andy Ross. “Tony, Leah, Matt and the entire Tony Stewart Racing Team are an extension of our American Rebel Beer Team as TSR goes the extra mile to help our company grow our business.”

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit www.americanrebel.com and www.americanrebelbeer.com. For investor information, visit www.americanrebel.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include continued increase in revenues, actual receipt of funds under capital-raising efforts, effects of the capital-raising efforts on the trading price of our securities, implied or perceived benefits resulting from the receipt of funds from the capital-raising efforts, actual launch timing and availability of American Rebel Beer, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2023. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Company Contact:

info@americanrebel.com

Investor Relations:

Brian Prenoveau

MZ North America

+1 (561) 489-5315

AREB@mzgroup.us

AMERICAN
REBEL
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EST 1776
AMERICAN
REBEL
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America's Patriotic
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA
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